

 

Rave Restaurant Group, Inc.
2024 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended June 30, 2024 or**

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number 0-12919

RAVE RESTAURANT GROUP, INC.

(Exact name of registrant as specified in its charter)

Missouri	**45-3189287**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3551 Plano Parkway	
The Colony, Texas	**75056**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: **(469) 384-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	RAVE	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 24, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $23.7 million computed by reference to the price at which the common equity was last sold on the NASDAQ Capital Market.

As of September 19, 2024, there were 14,586,566 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, to be filed pursuant to Section 14(a) of the Securities Exchange Act in connection with the registrant's annual meeting of shareholders scheduled for December 10, 2024, have been incorporated by reference in Part III of this report.

Forward-Looking Statements

This Form 10-K contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbors created thereby. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" or similar expressions. These statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of our business activities and availability of funds. Statements that address business and growth strategies, performance goals, projected financial condition and operating results, our understanding of our competition, industry and market trends, and any other statements or assumptions that are not historical facts are forward-looking statements.

The forward-looking statements included in this Form 10-K are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such information should not be regarded as a representation that our objectives and plans will be achieved.

PART I

ITEM 1.   BUSINESS.

General

Rave Restaurant Group, Inc., through its subsidiaries (collectively, the "Company" or "we," "us" or "our"), franchises pizza buffet ("Buffet Units"), delivery/carry-out ("Delco Units"), express ("Express Units") restaurants and ghost kitchens ("Pizza Inn Ghost Kitchen Units") under the trademark "Pizza Inn" and franchises fast casual pizza restaurants ("Pie Five Units") and ghost kitchens ("Pie Five Ghost Kitchen Units") under the trademarks "Pie Five Pizza Company" or "Pie Five". The Company also licenses Pizza Inn Express, or PIE, kiosks ("PIE Units") under the trademark "Pizza Inn". We facilitate food, equipment, and supply distribution to our domestic and international system of restaurants through agreements with third party distributors.

As of June 30, 2024, we had 126 franchised Pizza Inn restaurants, 20 franchised Pie Five Units, and three licensed PIE Units. The 102 domestic franchised Pizza Inn restaurants were comprised of 78 Buffet Units, six Delco Units, 17 Express Units and one Pizza Inn Ghost Kitchen Unit. As of June 30, 2024, there were 24 international franchised Pizza Inn restaurants. Domestic Pizza Inn restaurants and kiosks were located predominantly in the southern half of the United States, with Texas, North Carolina, Arkansas and Mississippi accounting for approximately 23%, 16%, 14% and 10%, respectively, of the total number of domestic units.

Our History

The Company has offered consumers affordable, high quality pizza since 1958, when the first Pizza Inn restaurant opened in Dallas, Texas. We awarded our first franchise in 1963 and opened our first buffet restaurant in 1969. We began franchising the Pizza Inn brand internationally in the late 1970s. In 1993, our stock began trading on the NASDAQ Stock Market and presently trades on the NASDAQ Capital Market under the ticker symbol "RAVE." In June 2011, we opened the first Pie Five restaurant in Ft. Worth, Texas. In November 2012, we signed our first franchise development agreement for Pie Five. In 2019, we launched the PIE kiosk and convenience store solution to meet the consumer demand for tasty and high-quality pizzas within a grab-and-go delivery model.

Our Concepts

We operate and franchise restaurant concepts under two distinct brands: Pizza Inn and Pie Five.

Pizza Inn

We franchise Buffet Units, Delco Units, Express Units and Pizza Inn Ghost Kitchen Units under the Pizza Inn brand. Additionally, we license PIE Units under the Pizza Inn brand. Buffet Units and Delco Units feature crusts that are hand-made from dough made fresh in the restaurant each day. Our pizzas are made with a proprietary all-in-one flour mixture, real mozzarella cheese, and a proprietary mix of classic pizza spices. In international markets, the menu mix of toppings and side items is occasionally adapted to local tastes.

Buffet Units offer dine-in, carryout, and catering service and, in many cases, also offer delivery service. Buffet Units offer a variety of pizza crusts with standard toppings and special combinations of toppings in addition to pasta, salad, sandwiches, appetizers, desserts and beverages, including beer and wine in some locations, in an informal, family-oriented atmosphere. We occasionally offer other items on a limited promotional basis. Buffet Units are generally located in free standing buildings or strip center locations in retail developments near offices, shopping centers and residential areas. The current standard Buffet Units are between 2,100 and 4,500 square feet in size and seat 120 to 185 customers. The interior decor is designed to promote a casual, lively, contemporary, family-style atmosphere. Some Buffet Units feature game rooms that offer a range of electronic game entertainment for the entire family.

Delco Units offer delivery and carryout service only and are typically located in shopping centers or other in-line retail developments. Delco Units typically offer a variety of crusts and some combination of side items. Delco Units occupy approximately 1,200 square feet, are primarily production facilities and, in most instances, do not offer seating. The decor of the Delco Unit is designed to be bright and highly visible and feature neon lighted displays and awnings. We have attempted to locate Delco Units strategically to facilitate timely delivery service and to provide easy access for carryout service.

Express Units serve our customers through a variety of non-traditional points of sale. Express Units are typically located in a convenience store, food court, college campus, airport terminal, travel plaza, athletic facility, or other commercial facility. They have limited or no seating and solely offer quick carryout service of a limited menu of pizza and other foods and beverages. An Express Unit typically occupies approximately 200 to 400 square feet and is commonly operated by the operator or food service licensee of the commercial host facility. We have developed a high-quality, pre-prepared crust that is topped and cooked on-site, allowing this concept to offer a lower initial investment and reduced labor and operating costs while maintaining product quality and consistency. Like Delco Units, Express Units are primarily production-oriented facilities and, therefore, do not require all of the equipment, labor or square footage of the Buffet Unit.

PIE Units serve customers through a non-traditional, licensed, pizza-only model called Pizza Inn Express. Like Delco Units and Express Units, the PIE Units are primarily production-oriented facilities and, therefore, do not require all of the equipment, labor or square footage of the Buffet Unit. The Company does not intend to open additional PIE Units in the foreseeable future.

Pizza Inn Ghost Kitchen Units primarily serves customers online through third-party delivery companies and are located in a Pie Five restaurant. Dine-in, carryout, or catering services are not offered. We have attempted to strategically locate Pizza Inn Ghost Kitchen Units in areas where Pie Five restaurants are presently located, but Pizza Inn is not.

<u>Pie Five</u>

Pie Five is a fast-casual pizza concept that creates individualized pizzas which are baked in our specially designed oven. Pizzas are created at the direction of our customers who choose from a variety of freshly prepared and displayed proprietary and non-proprietary toppings, cheeses, sauces and doughs. Customers can also get freshly prepared side salads, also made to order from our recipes or at the customer's direction. A variety of soft beverages are available, as well as beer and wine in some locations.

Traditional Pie Five restaurants typically occupy leased, in-line or end-cap space of between 1,800 and 2,400 square feet in retail strip or multi-unit retail space. With seating for 65 to 85 customers in most units, and patio seating where available, Pie Five restaurants primarily serve lunch and dinner to families, adults and kids of all ages. Pie Five restaurants typically are in high traffic, high visibility urban or suburban sites in mid to large-size metropolitan areas. Sales are predominantly on-premise though carry out and delivery are offered as well. Due to the relatively compact footprint of the restaurants, and other operating advantages, we believe Pie Five is also well suited for non-traditional locations such as airports.

Site Selection

We consider the restaurant site selection process critical to a restaurant's long-term success and devote resources to the investigation and evaluation of potential sites. The site selection process includes a review of trade area demographics and an evaluation process. We may also rely on a franchisee's knowledge of the trade area and market characteristics when selecting a location for a franchised restaurant. A member of our development team visits each potential domestic restaurant location.

Development and Operations

<u>New Unit Development</u>

We intend to expand the Pizza Inn system domestically and internationally in markets with significant long-term growth potential and where we believe we can use our competitive strengths to establish brand recognition and gain local market share. We plan to expand our Pizza Inn branded domestic restaurant base primarily through opening new franchised restaurants with new and existing franchisees. We expect to evaluate the continued development of new Pizza Inn Buffet and Delco Units in international markets in fiscal 2025.

The Company previously granted area developer rights for Pizza Inn restaurants in existing domestic markets. However, the Company is no longer pursuing such agreements. A Pizza Inn area developer typically paid a negotiated fee to purchase the right to operate or develop restaurants within a defined territory and agreed to a multi-restaurant development schedule. The area developer assisted us in local franchise service and quality control in exchange for half of the franchise fees and royalties from all restaurants within the territory during the term of the agreement.

We will opportunistically evaluate developing franchised Pie Five Units domestically. The rate at which we will be able to continue to expand the Pie Five concept through franchise development is determined in part by our success at selecting qualified franchisees, by our ability to identify satisfactory sites in appropriate markets, and by our ability to continue training and monitoring our franchisees. We intend to continue to focus on franchise development opportunities with experienced, well-capitalized restaurant operators. We believe that Pie Five units will decrease modestly in future periods.

<u>Domestic Franchise Operations</u>

Franchise and development agreements. Since the Pizza Inn concept was first franchised in 1963, industry franchising concepts and development strategies have evolved, and our present franchise relationships are evidenced by a variety of contractual forms. Common to those forms are provisions that: (i) require the franchisee to follow the Pizza Inn system of restaurant operation and management, (ii) require the franchisee to pay a franchise fee, contribute a specified percentage of sales to a marketing fund managed by the Company, and pay continuing royalties, and (iii) except for Express Units, prohibit the development of one restaurant within a specified distance from another.

We launched the franchise program for Pie Five in fiscal 2013. Our Pie Five franchise agreement requires that the franchisees: (i) follow the Pie Five system of restaurant operation and management, (ii) pay a franchise fee and continuing royalties, (iii) contribute a specified percentage of sales to a marketing fund managed by the Company, and (iv) only open restaurants that comply with site and design standards determined by the Company.

Training. We offer numerous training programs for the benefit of franchisees and their restaurant crew managers. The training programs, taught by experienced Company employees, focus on food preparation, service, cost control, sanitation, safety, local store marketing, personnel management, and other aspects of restaurant operation. The training programs include group classes, supervised work in restaurants, and special field seminars. Initial and certain supplemental training programs are offered free of charge to franchisees, who pay their own travel and lodging expenses. New franchisees also receive on-site training from Company employees to assist with their first two restaurant openings under their development agreements. Restaurant managers train their staff through on-the-job training using video and printed materials produced by us.

Standards. We require franchisee adherence to a variety of standards designed to ensure proper operations and to protect and enhance the Pizza Inn and Pie Five brands. All franchisees are required to operate their restaurants in compliance with these written policies, standards, and specifications, which include matters such as menu items, ingredients, materials, supplies, services, furnishings, decor, and signs. Our efforts to maintain consistent operations may result, from time to time, in the closing of certain restaurants that have not maintained a consistent standard of quality or operations. We also maintain adherence to our standards through ongoing support and education of our franchisees by our franchise business consultants, who are deployed locally in markets where our franchisees are located.

<u>Domestic Kiosk License Operations</u>

Kiosk license agreements. Our PIE Units are typically offered for five-year initial license periods with options for additional five year renewals. PIE Unit licensees are not charged development fees, license fees, royalties, or advertising assessments. PIE Unit license agreements require that the licensee comply with standards of the Pizza Inn brand, including marketing, kiosk system configuration, and sales and sourcing of authorized products and services. The mandated products and sourcing provisions within the PIE Unit licensing agreement result in supplier rebates for the Company.

Training. New licensees and their PIE Unit employees must attend and successfully complete our training program, which consists of a single day of training at the licensed location. PIE Unit managers train their staff through on-the-job training, using video and printed materials produced by us.

Standards. We require licensee adherence to a variety of standards designed to ensure proper operations and to protect and enhance the Pizza Inn brand. All licensees are required to operate their kiosks in compliance with these written policies, standards, and specifications, which include matters such as menu items, ingredients, materials, supplies, services, furnishings, decor, and signs. Our efforts to maintain consistent operations may result, from time to time, in the closing of certain kiosks that have not maintained a consistent standard of quality or operations. We also maintain adherence to our standards through ongoing support and education of our licensees by our franchise business consultants, who are deployed locally in markets where our licensees are located.

<u>International Franchise Operations</u>

We also offer master license rights to develop Pizza Inn and Pie Five restaurants in certain foreign countries, with negotiated fees, development schedules, and ongoing royalties. A master licensee for a foreign country pays a negotiated fee to purchase the right to develop and operate restaurants within a defined territory, typically for a term of 20 years, plus a ten-year renewal option. The master licensee agrees to a multi-restaurant development schedule, and we train the master licensee to monitor and assist franchisees in their territory with local service and quality control with support from us. In return, the master licensee typically retains half the franchise fees and half the royalties on all restaurants within the territory during the term of the agreement. Master licensees may open restaurants that they own and operate, or they may open sub-franchised restaurants owned and operated by third parties through agreements with the master licensee subject to our approval.

Our first franchised Pizza Inn restaurant outside of the United States opened in the late 1970s. As of June 30, 2024, there were 24 Pizza Inn restaurants operating internationally. Except for three restaurants in Honduras and one restaurant in New Zealand, all of the Pizza Inn restaurants operated or sub-licensed by our international master licensees are in the United Arab Emirates, Saudi Arabia and adjoining countries. Our ability to continue to develop select international markets is affected by a number of factors, including our ability to locate experienced, well-capitalized developers who can commit to an aggressive multi-restaurant development schedule and achieve maximum initial market penetration with minimal supervision by us.

Food and Supply Distribution

Our franchisees and licensees purchase food and supplies directly from authorized, reputable, and experienced supply and distribution companies. The Company provides sourcing, quality assurance, and research and development for both the Pizza Inn and Pie Five systems. The authorized distributors make deliveries to all domestic units from several distribution centers, with delivery territories and responsibilities for each determined according to geographical region. As a franchisor, the Company is able to leverage the advantages of direct vendor negotiations and volume purchasing of food, equipment, and supplies for the franchisees' and licensees' benefit in the form of a concentrated, one-truck delivery system, competitive pricing, and product consistency. Franchisees and licensees are able to source all products and ingredients from authorized distributors. In order to assure product quality and consistency, our franchisees and licensees are required to purchase from authorized distributors certain food products that are proprietary to the Pizza Inn and Pie Five systems, including cheese, pizza sauce, flour mixture, certain meats, and spice blend. Franchisees and licensees may purchase other non-proprietary food products and supplies either from authorized distributors or from other suppliers who meet our requirements for quality and reliability.

Non-proprietary food and ingredients, equipment and other supplies are generally available from several qualified sources. With the exception of several proprietary food products, such as cheese and dough flour, we are not dependent upon any one supplier or a limited group of suppliers. We contract with established food processors for the production of our proprietary products according to our specifications.

We have not experienced any significant shortages of supplies or any delays in receiving our food or beverage inventories, restaurant supplies, or products, but disruption of supply chains or other factors could cause difficulty in obtaining inventories or supplies in the future. Prices charged by our suppliers are subject to fluctuation, and franchisees and licensees bear increased costs or benefit from savings through changes in product pricing. We do not engage in commodity hedging but enter into pricing arrangements for up to a year in advance for certain high-volume products.

Marketing and Advertising

By communicating a common brand message at the regional, local market, and restaurant levels, we believe we can create and reinforce a strong, consistent marketing message to consumers and increase our market share. We offer or facilitate several ways for the brand image and message to be promoted at the local and regional levels.

Pizza Inn and Pie Five franchisees contribute a specified percentage of their sales to the Company to fund the creation and production of various marketing and advertising programs and materials, which may include print and digital advertisements, direct mail materials, customer satisfaction systems, social media and e-mail marketing, television and radio commercials, in-store promotional materials, marketing and public relations services, and consumer research. We anticipate continuing to optimize Pizza Inn and Pie Five marketing activities commensurate with the contributions of the marketing funds.

Pizza Inn and Pie Five franchisees are required to conduct independent marketing efforts in addition to their participation in the national marketing programs for each brand. We provide franchised restaurants with access to an assortment of local store marketing materials, including pre-approved print, radio, and digital media marketing materials. We also provide local store marketing materials and programs specifically to support new restaurant openings.

Trademarks and Quality Control

We own various trademarks, including the names "Pizza Inn" and "Pie Five," that are used in connection with the restaurants and have been registered with the United States Patent and Trademark Office. The duration of our trademarks is unlimited, subject to periodic renewal and continued use. In addition, we have obtained trademark registrations for our marks in several foreign countries and have periodically re-filed and applied for registration in others. We believe that we hold the necessary rights for protection of the trademarks essential to our business.

Government Regulation

We and our franchisees are subject to various federal, state and local laws affecting the operation of our restaurants. Each restaurant is subject to licensing and regulation by several governmental authorities, which include health, safety, sanitation, wage and hour, alcoholic beverage, building and fire agencies in the state and municipality in which the restaurant is located. Difficulties in obtaining, or the failure to obtain, required licenses or approvals could delay or prevent the opening of a new restaurant or require the temporary or permanent closing of an existing restaurant in a particular area.

We are subject to Federal Trade Commission ("FTC") regulations and to various state laws regulating the offer and sale of franchises. The FTC requires us to furnish to prospective franchisees a franchise disclosure document containing prescribed information. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a number of states, and bills have been introduced in Congress from time to time that would provide for further federal regulation of the franchisor-franchisee relationship in certain respects. Some foreign countries also have disclosure requirements and other laws regulating franchising and the franchisor-franchisee relationship.

Employees

As of June 30, 2024, we had 21 full-time employees. None of our employees are currently covered by collective bargaining agreements.

Industry and Competition

The restaurant industry is intensely competitive with respect to price, service, location, and food quality, and there are many well-established competitors with substantially greater brand recognition and financial and other resources than the Company. Competitors include a number of international, national, and regional restaurant and pizza chains, as well as local restaurants and pizza operators. Some of our competitors may be better established in the markets where our restaurants are or may be located. Within the pizza segment of the restaurant industry, we believe that our primary competitors are national pizza chains and several regional chains. We also compete against the frozen pizza products available at grocery stores and large superstore retailers. In recent years, several competitors have developed fast-casual pizza concepts that compete with Pie Five in certain metropolitan areas. A change in the pricing or other market strategies of one or more of our competitors could have an adverse impact on our sales and earnings.

With respect to the sale of franchises and licenses, we compete with many franchisors of restaurants and other business concepts. We believe that the principal competitive factors affecting the sale of franchises are product quality, price, value, consumer acceptance, franchisor experience and support, and the quality of the relationship maintained between the franchisor and its franchisees. In general, there is active competition for management personnel and attractive commercial real estate sites suitable for our restaurants.

ITEM 1A.   RISK FACTORS.

Not required for a smaller reporting company.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C.   CYBERSECURITY.

The Company recognizes the critical importance of maintaining the safety and security of our systems and data and has a holistic process for overseeing and managing cybersecurity and related risks. The Company believes that cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect our business strategy, results of operations or financial condition.

Cybersecurity Risk Management and Strategy

Personnel

The Company has an information security program and procedures in place to protect, identify, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats. The Company uses various security tools that help prevent, identify, investigate, resolve and recover from identified vulnerabilities and security incidents to protect our information systems and data from cybersecurity threats. This framework is implemented and overseen by management's information security department which is led by the Information Technology ("IT") Support Associate Director and overseen by the Company's IT Steering Committee. The IT Support Associate Director has over twenty years of experience in technology management and cybersecurity. The IT Steering Committee is comprised of the Company's two Associate IT Directors, the CEO, and CFO and convenes quarterly to review IT control policies and procedures are properly followed and any new employees were properly onboarded in compliance with security procedures.

Third Party Engagement

The Company employs third party risk security vendors to identify, mitigate, and remediate cybersecurity risks; however, we rely on the third parties we use to implement security programs commensurate with their risks, and we cannot ensure in all circumstances that their efforts will be successful. An annual penetration test is performed in April, which is a security test that simulates a real-world threat to the Company's IT network and includes comprehensive "Dark Web" searches of all domain user emails. The test performed by Connection (Data Partner) revealed no current cybersecurity breaches. Scans of the Company's firewall are conducted during the first week of each quarter by third party vendor Contego. Any necessary remediation would also be provided by Contego after the scan, but none has been required. The Company uses SolarWinds with Sentinel One software from Contego to continually monitor technology systems for viruses, malicious software, executable harmful files, and other cybersecurity risks. The Company requires the annual submission of SOC 1 security certificates from our third-party vendors which have access to our financial and sales data. The Company also maintains cybersecurity insurance providing coverage for certain costs related to security failures and specified cybersecurity related incidents.

The Company recognizes that threat actors frequently target employees to gain unauthorized access to information systems. Therefore, each employee is required to complete information security and data privacy training to build awareness of cybersecurity risks to the organization. The Company has engaged third party vendor Knowbe4 to send each employee an email that mimics a potentially harmful phishing attempt each month and to report to management the results of the phishing security test.

Governance

The Board of Directors are acutely aware of the critical nature of managing risks associated with cybersecurity threats. Each quarterly meeting, management presents a cybersecurity update which includes results of testing by third-party vendors and any suspected cybersecurity incidents to the entire Board of Directors. Management would report any material cybersecurity breach immediately to the full Board of Directors. The Company has a written policy for the employee reporting of any cybersecurity suspected incidents.

The Audit Committee of the Board has the primary responsibility to oversee effective governance in managing risks associated with cybersecurity threats. Our Audit Committee is composed of members with diverse expertise, including risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

ITEM 2.   PROPERTIES.

The Company leases its 19,576 square foot corporate office facility with average annual lease payments of approximately $18.00 per square foot. This lease began on January 2, 2017 and has a ten-year term. The Company amended its lease agreement in June 2020 and elected to defer one-half of the monthly base rent for the period from June 2020 through May 2021.

As of June 30, 2024, the Company had contingent and direct lease obligations for four additional restaurant locations. One of the lease obligations have been subleased and three of the lease obligations have been assigned to franchisees. These leased properties range in size from 2,193 to 2,428 square feet, have annual rental rates ranging from approximately $35.00 to $42.00 per square foot and expire between 2025 and 2028.

ITEM 3.   LEGAL PROCEEDINGS.

The Company is subject to various claims and contingencies related to employment agreements, franchise disputes, lawsuits, taxes, food product purchase contracts and other matters arising out of the normal course of business. Management believes that any such claims and actions currently pending are either covered by insurance or would not have a material adverse effect on the Company's annual results of operations or financial condition if decided in a manner that is unfavorable to the Company.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

TEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is listed on the Capital Market of the NASDAQ Stock Market, LLC ("NASDAQ") under the symbol "RAVE". As of September 19, 2024, there were approximately 1,887 stockholders of record of the Company's common stock.

The Company had no sales of unregistered securities during fiscal 2024 or 2023.

The Company has not paid dividends historically, and currently there is no intention to pay any dividends on our common stock, but dividends may be considered in the future.

Equity Compensation Plan Information

The following table furnishes information with respect to the Company's stock option equity compensation plans as of June 30, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
Stock option compensation plans approved by security holders	114,286	$ 4.89	1,585,656
Stock option compensation plans not approved by security holders	—	—	—
RSU compensation plans approved by security holders	403,595	1.59	—
Total	517,881	$ 2.32	1,585,656

(1)   Securities remaining available for future issuance under the 2015 Long Term Incentive Program are net of a maximum of 403,595 shares of common stock issuable pursuant to outstanding restricted stock units, subject to applicable vesting requirements and performance criteria. See Note H to the audited consolidated financial statements included in this report.

ITEM 6.   RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report on Form 10-K and may contain certain forward-looking statements. See "Forward-Looking Statements."

Overview

The Company franchises pizza buffet ("Buffet Units"), delivery/carry-out ("Delco Units"), express ("Express Units") restaurants and ghost kitchens ("Pizza Inn Ghost Kitchen Units") under the trademark "Pizza Inn" and franchises fast casual pizza restaurants ("Pie Five Units") and ghost kitchens ("Pie Five Ghost Kitchen Units") under the trademarks "Pie Five Pizza Company" or "Pie Five". The Company also licenses Pizza Inn Express, or PIE, kiosks ("PIE Units") under the trademark "Pizza Inn". We facilitate food, equipment and supply distribution to our domestic and international system of restaurants through agreements with third party distributors. At June 30, 2024, franchised and licensed restaurants consisted of the following:

Fiscal Year Ended June 30, 2024
(in thousands, except unit data)

	Pizza Inn		Pie Five		All Concepts	
	Ending Units	Retail Sales	Ending Units	Retail Sales	Ending Units	Retail Sales
Domestic Franchised/Licensed	105 $	106,418	20 $	16,886	125 $	123,304
International Franchised	24 $	5,486	— $	—	24 $	5,486

The domestic units were located in 15 states predominately situated in the southern half of the United States. The international restaurants were located in eight foreign countries predominantly in the Middle East.

Fiscal years 2024 and 2023 included 53 weeks and 52 weeks, respectively. In order to reflect comparable 53 week periods, the first week of fiscal 2024 has been included in both periods in the presentation of retail sales, average units open and comparable store retail sales.

The following table summarizes domestic comparable store retail sales for the Company.

	53 Weeks Ended	
	June 30, 2024	July 2, 2023
	(in thousands)	
Pizza Inn Domestic Comparable Store Retail Sales	$ 100,875	$ 98,610
Pie Five Domestic Comparable Store Retail Sales	16,801	17,450
Total Rave Comparable Store Retail Sales	$ 117,676	$ 116,060

Pizza Inn Brand Summary

The following tables summarize certain key indicators for the Pizza Inn franchised and licensed domestic units that management believes are useful in evaluating performance:

	53 Weeks Ended	
	June 30, 2024	July 2, 2023
Pizza Inn Retail Sales - Total Domestic Units	(in thousands, except unit data)	
Buffet Units - Franchised	$ 102,498	$ 96,872
Delco/Express Units - Franchised	3,846	5,418
PIE Units - Licensed	70	208
Pizza Inn Ghost Kitchen Units - Franchised	4	—
Total Domestic Retail Sales	$ 106,418	$ 102,498
Pizza Inn Comparable Store Retail Sales - Total Domestic	$ 100,875	$ 98,610
Pizza Inn Average Units Open in Period		
Buffet Units - Franchised	76	73
Delco/Express Units - Franchised	29	44
PIE Units - Licensed	4	8
Pizza Inn Ghost Kitchen Units - Franchised	—	—
Total Domestic Units	109	125

Pizza Inn total domestic retail sales increased by $3.9 million, or 3.8%, for fiscal 2024 when compared to the prior 53 weeks. Compared to the prior year, average Buffet Units open in the period increased from 73 to 76. Comparable store retail sales increased by $2.3 million to $100.9 million for fiscal 2024 as compared to the prior 53 weeks. For fiscal 2024, the increase in domestic retail sales were primarily the result of the increase in Buffet Units, supplemented by an increase in comparable domestic store retail sales.

The following chart summarizes Pizza Inn restaurant activity for the fiscal year ended June 30, 2024:

	Fiscal Year Ended June 30, 2024					
	Beginning Units	Opened	Concept Change	Transfer	Closed	Ending Units
Buffet Units - Franchised	77	2	2	4	3	78
Delco/Express Units - Franchised	41	1	—	—	19	23
PIE Units - Licensed	5	—	—	—	2	3
Pizza Inn Ghost Kitchen Units - Franchised	—	1	—	—	—	1
Total Domestic Units	123	4	2	4	24	105
International Units (all types)	34	6	—	—	16	24
Total Units	157	10	2	4	40	129

There was a net decrease of 18 units in the total domestic Pizza Inn unit count during fiscal 2024. There were four transfers in the total domestic Pizza Inn unit count during fiscal 2024. For fiscal 2024, the number of international Pizza Inn units decreased by 10 units. Twelve units were terminated in Saudi Arabia for failure to pay royalties and subsequently a 50-unit development agreement was signed with a new franchise partner who opened five Pizza Inn units in Saudi Arabia in fiscal year 2024. There were zero transfers in the total international Pizza Inn unit count during fiscal 2024. The Company believes the number of both domestic and international Pizza Inn units will increase modestly in future periods.

Pie Five Brand Summary

The following tables summarize certain key indicators for the Pie Five franchised restaurants that management believes are useful in evaluating performance:

	53 Weeks Ended	
	June 30, 2024	July 2, 2023
Pie Five Retail Sales - Total Units	(in thousands, except unit data)	
Pie Five Units - Franchised	$ 16,875	$ 20,385
Pie Five Ghost Kitchen Units - Franchised	11	—
Total Domestic Retail Sales	$ 16,886	$ 20,385
Pie Five Comparable Store Retail Sales - Total	$ 16,801	$ 17,450
Pie Five Average Units Open in Period		
Pie Five Units - Franchised	24	30
Pie Five Ghost Kitchen Units - Franchised	1	—
Total Domestic Units	25	30

Pie Five total domestic retail sales decreased by $3.5 million, or 17.2%, for fiscal 2024 when compared to the prior year. Compared to the prior year, average units open in the period decreased from 30 to 25. Comparable store retail sales decreased by $0.6 million to $16.8 million for fiscal 2024 as compared to the prior year. For fiscal 2024, the decrease in domestic retail sales were primarily the result of the decrease in store count, supplemented by a decrease in comparable store retail sales.

The following chart summarizes Pie Five restaurant activity for the fiscal year ended June 30, 2024:

	Fiscal Year Ended June 30, 2024					
	Beginning Units	Opened	Concept Change	Transfer	Closed	Ending Units
Pie Five Units - Franchised	27	—	(2)	6	7	18
Pie Five Ghost Kitchen Units - Franchised	—	2	—	1	—	2
Total Domestic Units	27	2	(2)	7	7	20

The was a net decrease of seven units in the total domestic Pie Five unit count during fiscal 2024. There was a net increase of one Pie Five Ghost Kitchen Units during fiscal 2024. Two Pie Five units converted to become Pizza Inn Buffet units. Of the seven Pie Five closures, two were due to lease expirations, one was closed by mutual decision of the franchise owner and Rave management, and four were unilaterally closed by franchise owner decision. We believe that Pie Five units will decrease modestly in future periods.

Non-GAAP Financial Measures and Other Terms

The Company's financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP"). However, the Company also presents and discusses certain non-GAAP financial measures that it believes are useful to investors as measures of operating performance. Management may also use such non-GAAP financial measures in evaluating the effectiveness of business strategies and for planning and budgeting purposes. However, these non-GAAP financial measures should not be viewed as an alternative or substitute for the results reflected in the Company's GAAP financial statements.

We consider EBITDA and Adjusted EBITDA to be important supplemental measures of operating performance that are commonly used by securities analysts, investors and other parties interested in our industry. We believe that EBITDA is helpful to investors in evaluating our results of operations without the impact of expenses affected by financing methods, accounting methods and the tax environment. We believe that Adjusted EBITDA provides additional useful information to investors by excluding non-operational or non-recurring expenses to provide a measure of operating performance that is more comparable from period to period. Management also uses these non-GAAP financial measures for evaluating operating performance, assessing the effectiveness of business strategies, projecting future capital needs, budgeting and other planning purposes.

The following key performance indicators presented herein, some of which represent non-GAAP financial measures, have these meanings and are calculated as follows:

- "EBITDA" represents earnings before interest, taxes, depreciation and amortization.
- "Adjusted EBITDA" represents earnings before interest, taxes, depreciation and amortization, stock-based compensation expense, severance, gain/loss on sale of assets, costs related to impairment and other lease charges, franchisee default and closed store revenue/expense, and closed and non-operating store costs.
- "Retail sales" represents the restaurant sales reported by our franchisees, which may be segmented by brand or domestic/international locations.
- "Comparable store retail sales" includes the retail sales for restaurants that have been open for at least 18 months as of the end of the reporting period. The sales results for a restaurant that was closed temporarily for remodeling or relocation within the same trade area are included in the calculation only for the days that the restaurant was open in both periods being compared.
- "Store weeks" represent the total number of full weeks that specified restaurants were open during the period.
- "Average units open" reflects the number of restaurants open during a reporting period weighted by the percentage of the weeks in a reporting period that each restaurant was open.
- "Average weekly sales" for a specified period is calculated as total retail sales (excluding partial weeks) divided by store weeks in the period.
- "Non-operating store costs" represent gain or loss on asset disposal, store closure expenses, lease termination expenses and expenses related to abandoned store sites.
- "Franchisee default and closed store revenue/expense" represents the net of accelerated revenues and costs attributable to defaulted area development agreements and closed franchised stores.

Financial Results

The Company defines its operating segments as Pizza Inn Franchising and Pie Five Franchising. The following is additional business segment information for the Fiscal Years ended June 30, 2024 and June 25, 2023 (in thousands):

| | Pizza Inn Franchising | | Pie Five Franchising | | Corporate | | Total | |
| | Fiscal Year Ended | | Fiscal Year Ended | | Fiscal Year Ended | | Fiscal Year Ended | |
	June 30, 2024	June 25, 2023	June 30, 2024	June 25, 2023	June 30, 2024	June 25, 2023	June 30, 2024	June 25, 2023
REVENUES:								
Franchise and license revenues	$ 10,295	$ 9,810	$ 1,708	$ 1,870	$ —	$ —	$ 12,003	$ 11,680
Rental income	—	—	—	—	131	186	131	186
Other income	—	—	16	23	—	—	16	23
Total revenues	10,295	9,810	1,724	1,893	131	186	12,150	11,889
COSTS AND EXPENSES:								
General and administrative expenses	—	—	—	—	5,267	5,490	5,267	5,490
Franchise expenses	2,985	3,059	671	897	—	—	3,656	3,956
Impairment of long-lived assets and other lease charges	—	—	—	—	—	5	—	5
Provision for credit losses	—	—	—	—	69	73	69	73
Interest (income) expense	—	—	—	—	(153)	1	(153)	1
Depreciation and amortization expense	—	—	—	—	219	214	219	214
Total costs and expenses	2,985	3,059	671	897	5,402	5,783	9,058	9,739
INCOME/(LOSS) BEFORE TAXES	$ 7,310	$ 6,751	$ 1,053	$ 996	$ (5,271)	$ (5,597)	$ 3,092	$ 2,150

Revenues:

Revenues are derived from franchise royalties, supplier and distributer incentives, franchise license fees, area development exclusivity fees and foreign master license fees, advertising funds, supplier convention funds, sublease rental income, and other income. The volume of supplier incentive revenues is dependent on the level of chain-wide retail sales, which are impacted by changes in comparable store sales and restaurant count, as well as the products sold to franchisees through third-party food distributors.

Total revenues for fiscal 2024 and fiscal 2023 were $12.2 million and $11.9 million, respectively.

Pizza Inn Franchise and License

Pizza Inn franchise revenues increased by $0.5 million to $10.3 million for fiscal 2024 as compared to $9.8 million for fiscal 2023. The 4.9% increase was driven by increases in supplier and distributor incentives.

Pie Five Franchise and License

Pie Five franchise revenues decreased by $0.2 million to $1.7 million for fiscal 2024 as compared to $1.9 million for fiscal 2023. The 8.7% decrease was driven by decreases in domestic royalties and advertising fund revenues, offset by increases in default and closed store revenues.

Costs and Expenses:

General and Administrative Expenses

Total general and administrative expenses decreased by $0.2 million to $5.3 million for fiscal 2024 as compared to $5.5 million for fiscal 2023. The 4.1% decrease was driven by decreased salary and stock-based compensation expense.

Franchise Expenses

Franchise expenses include general and administrative expenses directly related to the sale and continuing service of domestic and international franchises. Total franchise expenses decreased by $0.3 million to $3.7 million in fiscal 2024 as compared to $4.0 million for fiscal 2023. Pizza Inn franchise expenses decreased $0.1 million to $3.0 million for fiscal 2024 compared to $3.1 million for fiscal 2023. The 2.4% decrease was driven by decreases in advertising fees. Pie Five franchise expenses decreased $0.2 million to $0.7 million for fiscal 2024 compared to $0.9 million for fiscal 2023. The 25.2% decrease was driven by decreases in advertising fees and salaries.

Impairment of Long-lived Assets and Other Lease Charges

Impairment of long-lived assets and other lease charges was zero for fiscal 2024 compared to $5 thousand for fiscal 2023. The decrease was primarily due to impaired beverage equipment in the prior period.

Provision for Credit Losses

The Company monitors franchisee receivable balances and adjusts credit terms when necessary to minimize the Company's exposure to high risk accounts receivable. Provision for credit losses decreased by $4 thousand to $69 thousand for fiscal 2024 as compared to $73 thousand for fiscal 2023. The 4.7% decrease was driven by the write-off of bad debt, partially offset by the increase in accounts over 90 days.

Interest Expense and Income

Interest expense decreased $1 thousand for fiscal 2024 to zero compared to $1 thousand in the prior year. Interest income increased $153 thousand for fiscal 2024 to $153 thousand compared to zero in the prior year. The increase was primarily driven by interest received on U.S. Treasury bills.

Amortization and Depreciation Expense

Amortization and depreciation expense increased slightly for fiscal 2024, compared to fiscal 2023. The increase was primarily the result of higher amortization of intangible assets from an increase in expenditures for developing a new prototype.

Provision for Income Taxes

Total income tax expense consists of the following (in thousands):

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
Federal tax expense	$ 530	$ 394
State tax expense	89	143
Total income tax expense	$ 619	$ 537

For the year ended June 30, 2024, the Company recorded an income tax expense of $619 thousand. The federal and state tax expense was $530 thousand and $89 thousand, respectively. The change in both federal and state tax expense was primarily driven by the increase in net income, utilization of jurisdictional operating losses and a current year tax deduction for stock-based compensation. The Company utilized net operating losses to offset federal taxes. At the end of tax year ended June 30, 2024, the Company had federal net operating loss carryforwards totaling $18.9 million that are available to reduce future taxable income and will begin to expire in 2035. Under the Tax Cuts and Jobs Act, approximately $1.3 million of the loss carryforwards are limited to 80% and do not expire. Tax years that remain subject to examination by the IRS are the years ended June 28, 2021 through June 25, 2023. Tax years that remain subject to examination by state authorities are the years ended June 30, 2020 through June 25, 2023.

The Company continually reviews the realizability of its deferred tax assets, including an analysis of factors such as future taxable income, reversal of existing taxable temporary differences, and tax planning strategies. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. Future sources of taxable income are also considered in determining the amount of any required valuation allowance.

There are no material uncertain tax positions. Management's position is that all relevant requirements are met and necessary returns have been filed, and therefore the tax positions taken on the tax returns would be sustained upon examination.

Basic net income per common share increased $0.06 to net income of $0.17 per share for fiscal 2024 compared to a net income of $0.11 per share in the prior fiscal year. Diluted net income per common share increased $0.07 to net income of $0.17 per share for fiscal 2024 compared to a net income of $0.10 per share in the prior fiscal year. Net income increased $0.9 million to net income of $2.5 million for fiscal 2024 compared to a net income of $1.6 million for the prior fiscal year on revenues of $12.2 million for fiscal 2024 as compared to $11.9 million in fiscal 2023.

Adjusted EBITDA for the fiscal year ended June 30, 2024, increased to $3.2 million compared to $2.7 million for the prior fiscal year. The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods shown (in thousands):

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
Net income	$ 2,473	$ 1,613
Interest (income) expense	(153)	1
Income taxes	619	537
Depreciation and amortization	219	214
EBITDA	$ 3,158	$ 2,365
Stock-based compensation expense	149	345
Severance	5	—
Impairment of long-lived assets and other lease charges	—	5
Franchisee default and closed store revenue	(156)	(13)
Adjusted EBITDA	$ 3,156	$ 2,702

Results of operations for the fiscal years 2024 and 2023 included 53 weeks and 52 weeks, respectively.

Liquidity and Capital Resources

Sources and Uses of Funds

During fiscal 2024, the Company's primary source of liquidity was proceeds from operating activities.

Cash flows from operating activities generally reflect net income adjusted for certain non-cash items including depreciation and amortization, changes in deferred taxes, stock-based compensation, and changes in working capital. Cash provided by operating activities was $2.7 million in fiscal 2024 compared to cash provided by operating activities of $2.6 million in fiscal 2023. The primary driver of increased operating cash flow during fiscal 2024 was increased net income due to lower employee related expenses.

Cash flows from investing activities reflect purchases and maturities of short term investments as well as net proceeds from the sale of assets and capital expenditures for the purchase of Company assets. Cash used in investing activities during fiscal 2024 was $4.9 million compared to cash used in investing activities of $15 thousand in fiscal 2023.

Cash flows used in financing activities generally reflect changes in the Company's stock and debt activity during the period. Net cash used in financing activities was $0.3 million for fiscal 2024 compared to net cash used in financing activities of $5.0 million for fiscal 2023. Net cash used by financing activities in fiscal 2024 was primarily attributable to taxes paid on vested Restricted Stock Units ("RSUs"). Net cash used by financing activities in fiscal 2023 was primarily attributable to repurchases of the Company's stock.

Liquidity

We expect to fund continuing operations and planned capital expenditures for the next fiscal year primarily from cash on hand and operating cash flow. Based on budgeted and year-to-date cash flow information, we believe that we have sufficient liquidity to satisfy our cash requirements for the 2025 fiscal year and beyond.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and various other assumptions that it believes are reasonable under the circumstances. Estimates and assumptions are reviewed periodically. Actual results could differ materially from estimates.

The Company believes the following critical accounting policies require estimates about the effect of matters that are inherently uncertain, are susceptible to change, and therefore require subjective judgments. Changes in the estimates and judgments could significantly impact the Company’s results of operations and financial condition in future periods.

Accounts receivable consist primarily of receivables generated from franchise royalties and supplier concessions. The Company records an allowance for credit losses to allow for any amounts which may be unrecoverable based upon an analysis of the Company’s prior collection experience, customer creditworthiness and current economic trends. Actual realization of accounts receivable could differ materially from the Company’s estimates.

The Company reviews long-lived assets for impairment when events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use and eventual disposition of the assets compared to their carrying value. If impairment is indicated, the carrying value of an impaired asset is reduced to its fair value, based on discounted estimated future cash flows. The Company recognized pre-tax, non-cash impairment charges of zero and $5 thousand during fiscal 2024 and 2023, respectively. The Company had $0.1 million and $0.2 million in sublease income during fiscal 2024 and 2023, respectively.

Franchise revenue consists of income from license fees, royalties, area development and foreign master license agreements, advertising fund revenues, supplier incentive and convention contribution revenues. Franchise fees, area development and foreign master license agreement fees are amortized into revenue on a straight-line basis over the term of the related contract agreement. In the event of a closed franchise or defaulted development agreement, the remaining balance of unamortized license fees will be recognized in entirety as of the date of the closure or default. Royalties and advertising fund revenues, which are based on a percentage of franchise retail sales, are recognized as income as retail sales occur. Supplier incentive revenues are recognized as earned, typically as the underlying commodities are shipped.

The Company continually reviews the realizability of its deferred tax assets, including an analysis of factors such as future taxable income, reversal of existing taxable temporary differences, and tax planning strategies. The Company assess whether a valuation allowance should be established against its deferred tax assets based on consideration of all available evidence, using a "more likely than not" standard. In assessing the need for the valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. In making such assessment, more weight is given to evidence that can be objectively verified, including recent operating performance. Future sources of taxable income are also considered in determining the amount of the recorded valuation allowance.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. ASC 740-10 requires that a company recognize in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of June 30, 2024 and June 25, 2023, the Company had no uncertain tax positions.

The Company assesses its exposures to loss contingencies from legal matters based upon factors such as the current status of the cases and consultations with external counsel and provides for the exposure by accruing an amount if it is judged to be probable and can be reasonably estimated. If the actual loss from a contingency differs from management's estimate, operating results could be adversely impacted.

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent that it can be determined that an arrangement represents a lease, it is classified as either an operating lease or a finance lease. The Company does not currently have any finance leases. The Company capitalizes operating leases on the Consolidated Balance Sheets through a right of use asset and a corresponding lease liability. Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Short-term leases that have an initial term of one year or less are not capitalized. The Company does not presently have any short-term leases.

Operating lease right of use assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. In addition to the present value of lease payments, the operating lease right of use asset also includes any lease payments made to the lessor prior to lease commencement less any lease incentives and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required for a smaller reporting company.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See information set forth on Index to Consolidated Financial Statements and Supplementary Data appearing on page F-1 of this report on Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this report, were effective in assuring that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is (i) accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, the Company has conducted an evaluation of the effectiveness of its internal control over financial reporting. The Company's management based its evaluation on criteria set forth in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management has concluded that our internal control over financial reporting was effective as of June 30, 2024.

ITEM 9B.   OTHER INFORMATION.

During the quarter ended June 30, 2024, no director or officer adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

1. The financial statements filed as part of this report are listed in the Index to Consolidated Financial Statements and Supplementary Data appearing on page F-1 of this report on Form 10-K.

2. Any financial statement schedule filed as part of this report is listed in the Index to Consolidated Financial Statements and Supplementary Data appearing on page F-1 of this report on Form 10-K.

3. Exhibits:

3.1   Amended and Restated Articles of Incorporation of Rave Restaurant Group, Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed January 8, 2015).

3.2   Amended and Restated Bylaws of Rave Restaurant Group, Inc. (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed January 8, 2015).

4.1   Description of Registrant's Securities. (filed as Exhibit 4.4 to Form 10-K for the fiscal year ended June 27, 2021 and incorporated herein by reference).

10.1   2015 Long Term Incentive Plan of the Company (filed as Exhibit 10.1 to Form 8-K filed November 20, 2014 and incorporated herein by reference).*

10.2   Form of Stock Option Grant Agreement under the Company's 2015 Long Term Incentive Plan (filed as Exhibit 10.2 to Form 8-K filed November 20, 2014 and incorporated herein by reference).*

10.3   Form of Restricted Stock Unit Award Agreement under the Company's 2015 Long-Term Incentive Plan (filed as Exhibit 10.1 to Form 10-Q for the fiscal quarter ended December 27, 2015 and incorporated herein by reference).*

10.4   Lease Agreement dated November 1, 2016, between A&H Properties Partnership and Rave Restaurant Group, Inc. (filed as Exhibit 10.4 to Form 10-K for the year ended June 30, 2019 and incorporated herein by reference).*

10.5   First Amendment to Lease and Expansion dated July 1, 2017, between A&H Properties Partnership and Rave Restaurant Group, Inc. (filed as Exhibit 10.5 to Form 10-K for the year ended June 30, 2019 and incorporated herein by reference).*

10.6   Second Amendment to Lease Agreement effective June 1, 2020, between A&H Properties Partnership and Rave Restaurant Group, Inc. (filed as Exhibit 10.6 to Form 10-K for the fiscal year ended June 27, 2021 and incorporated herein by reference).

10.7   Letter agreement dated October 18, 2019, between Rave Restaurant Group, Inc. and Brandon Solano (filed as Exhibit 10.1 to Form 8-K filed October 21, 2019 and incorporated herein by reference).*

10.8   Letter agreement dated March 25, 2024, between Rave Restaurant Group, Inc. and Jay Rooney (filed as Exhibit 10.1 to Form 8-K filed March 26, 2019 and incorporated herein by reference).*

21.1   List of Subsidiaries (filed as Exhibit 21.1 to Form 10-K filed September 30, 2019 and incorporated herin by reference).*

23.1   Consent of Independent Registered Public Accounting Firm.

31.1   Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

31.2   Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

32.1   Section 1350 Certification of Principal Executive Officer.

32.2   Section 1350 Certification of Principal Financial Officer.

101   Interactive data files pursuant to Rule 405 of Regulation S-T.

*Management contract or compensatory plan or agreement.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2024

Rave Restaurant Group, Inc.
By: /s/ Brandon L. Solano
Brandon L. Solano
Chief Executive Officer
(principal executive officer)

By: /s/ Jay D. Rooney
Jay D. Rooney
Chief Financial Officer
(principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name and Position	Date
/s/ Brandon L. Solano Brandon L. Solano Chief Executive Officer (principal executive officer)	September 26, 2024
/s/ Jay D. Rooney Jay D. Rooney Chief Financial Officer (principal financial officer)	September 26, 2024
/s/ Mark E. Schwarz Mark E. Schwarz Director and Chairman of the Board	September 26, 2024
/s/ Robert B. Page Robert B. Page Director	September 26, 2024
/s/ William C. Hammett, Jr. William C. Hammett, Jr. Director	September 26, 2024
/s/ Clinton J. Coleman Clinton J. Coleman Director	September 26, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

RAVE RESTAURANT GROUP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Rave Restaurant Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rave Restaurant Group, Inc and subsidiaries (the "Company") as of June 30, 2024 and June 25, 2023, and the related consolidated statements of income, shareholders' equity, and cash flows for the fiscal years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and June 25, 2023, and the results of their operations and their cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Assessment of Realizability of Deferred Tax Assets

Critical Audit Matter Description

As disclosed in Note A and Note E to the consolidated financial statements, the Company recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax carrying amounts of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax liability or asset are expected to be settled or realized. The Company continually reviews the realizability of its deferred tax assets, including an analysis of factors such as future taxable income, reversal of existing taxable temporary differences, and tax planning strategies. In assessing the need for the valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. Future sources of taxable income are also considered in determining the amount of the recorded valuation allowance. As of June 30, 2024, the Company has deferred tax assets of approximately $4.8 million. Auditing management's assessment of recoverability of deferred tax assets involved subjective estimation and complex auditor judgment in determining whether sufficient future taxable income, including projected pre-tax income, will be generated to support the realization of the existing deferred tax assets before expiration.

How We Addressed the Matter

We evaluated the assumptions used by the Company to develop projections of future taxable income, including the pre-tax income, by income tax jurisdiction and tested the completeness and accuracy of the underlying data used in the projections. For example, we compared the projections of pre-tax income with the actual results of prior periods, as well as management's consideration of current industry and economic trends. We also compared the projections of future pre-tax income with other forecasted financial information prepared by the Company.

With the assistance of our income tax specialists, we evaluated the methodology and models used in management's forecasting of the reversal of deferred income tax assets and liabilities in order to determine such methodologies were consistent with GAAP, including management's consideration of definite-lived deferred income tax balances and indefinite-lived deferred income tax balances.

We have served as the Company's auditor since 2023.

/s/ Whitley Penn LLP

Plano, Texas
September 26, 2024

RAVE RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
REVENUES	$ 12,150	$ 11,889
COSTS AND EXPENSES		
General and administrative expenses	5,267	5,490
Franchise expenses	3,656	3,956
Impairment of long-lived assets and other lease charges	—	5
Provision for credit losses	69	73
Interest (income) expense	(153)	1
Depreciation and amortization expense	219	214
Total costs and expenses	9,058	9,739
INCOME BEFORE TAXES	3,092	2,150
Income tax expense	(619)	(537)
NET INCOME	$ 2,473	$ 1,613
INCOME PER SHARE OF COMMON STOCK - BASIC	$ 0.17	$ 0.11
INCOME PER SHARE OF COMMON STOCK - DILUTED	$ 0.17	$ 0.10
Weighted average common shares outstanding - basic	14,446	15,323
Weighted average common shares outstanding - diluted	14,630	15,911

See accompanying Notes to Consolidated Financial Statements.

RAVE RESTAURANT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	June 30, 2024	June 25, 2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,886	$ 5,328
Short term investments	4,945	—
Accounts receivable, less allowance for credit losses of $57 and $58, respectively	1,411	1,145
Notes receivable, current	68	105
Assets held for sale	33	19
Deferred contract charges, current	26	33
Prepaid expenses and other current assets	167	204
Total current assets	9,536	6,834
LONG-TERM ASSETS		
Property and equipment, net	182	258
Operating lease right of use assets, net	817	1,227
Intangible assets definite-lived, net	252	328
Notes receivable, net of current portion	79	28
Deferred tax asset, net	4,756	5,342
Deferred contract charges, net of current portion	197	220
Total assets	$ 15,819	$ 14,237
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$ 359	$ 502
Accrued expenses	915	890
Operating lease liabilities, current	402	464
Deferred revenues, current	343	342
Total current liabilities	2,019	2,198
LONG-TERM LIABILITIES		
Operating lease liabilities, net of current portion	555	958
Deferred revenues, net of current portion	543	690
Total liabilities	3,117	3,846
COMMITMENTS AND CONTINGENCIES (SEE NOTE I)		
SHAREHOLDERS' EQUITY		
Common stock, $0.01 par value; authorized 26,000,000 shares; issued 25,522,171 and 25,090,058 shares, respectively; outstanding 14,586,566 and 14,154,453 shares, respectively	255	251
Additional paid-in capital	37,563	37,729
Retained earnings	4,912	2,439
Treasury stock, at cost		
Shares in treasury: 10,935,605 and 10,935,605 respectively	(30,028)	(30,028)
Total shareholders' equity	12,702	10,391
Total liabilities and shareholders' equity	$ 15,819	$ 14,237

See accompanying Notes to Consolidated Financial Statements.

RAVE RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
Balance, June 26, 2022	**25,090**	**$ 251**	**$ 37,384**	**$ 826**	**(7,579)**	**$ (25,049)**	**$ 13,412**
Stock compensation expense	—	—	345	—	—	—	345
Purchase of treasury stock	—	—	—	—	(3,357)	(4,979)	(4,979)
Net income	—	—	—	1,613	—	—	1,613
Balance, June 25, 2023	**25,090**	**$ 251**	**$ 37,729**	**$ 2,439**	**(10,936)**	**$ (30,028)**	**$ 10,391**

	Common Stock		Additional Paid-in	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
Balance, June 25, 2023	**25,090**	**$ 251**	**$ 37,729**	**$ 2,439**	**(10,936)**	**$ (30,028)**	**$ 10,391**
Stock compensation expense	—	—	149	—	—	—	149
Issuance of vested restricted stock units, net of shares withheld for taxes	432	4	(315)	—	—	—	(311)
Net income	—	—	—	2,473	—	—	2,473
Balance, June 30, 2024	**25,522**	**$ 255**	**$ 37,563**	**$ 4,912**	**(10,936)**	**$ (30,028)**	**$ 12,702**

See accompanying Notes to Consolidated Financial Statements.

RAVE RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,473	$ 1,613
Adjustments to reconcile net income to cash provided by operating activities:		
Amortization of discount on short term investment	(50)	—
Impairment of long-lived assets and other lease charges	—	5
Stock-based compensation expense	149	345
Depreciation and amortization	135	141
Amortization of operating right of use assets	410	437
Amortization of intangible assets definite-lived	84	73
Non cash lease expense	46	—
Provision for credit losses	69	73
Deferred income tax	586	430
Changes in operating assets and liabilities:		
Accounts receivable	(335)	763
Notes receivable	(119)	28
Deferred contract charges	30	7
Prepaid expenses and other current assets	37	(58)
Accounts payable - trade	(143)	(167)
Accrued expenses	25	(272)
Operating lease liabilities	(511)	(490)
Deferred revenues	(146)	(299)
Cash provided by operating activities	2,740	2,629
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of short term investments	(10,115)	—
Maturities of short term investments	5,220	—
Payments received on notes receivable	105	212
Proceeds from sale of assets	3	7
Purchase of intangible assets definite-lived	(8)	(169)
Purchase of property and equipment	(76)	(65)
Cash used in investing activities	(4,871)	(15)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	—	(4,979)
Taxes paid on issuance of restricted stock units	(311)	—
Payments on short term loan	—	(30)
Cash used in financing activities	(311)	(5,009)
Net decrease in cash and cash equivalents	(2,442)	(2,395)
Cash and cash equivalents, beginning of year	5,328	7,723
Cash and cash equivalents, end of year	$ 2,886	$ 5,328

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$ —	$ 1
Income taxes (net of refunds)	$ 5	$ 87

See accompanying Notes to Consolidated Financial Statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business:

Rave Restaurant Group, Inc., and its subsidiaries (collectively referred to as the "Company", or in the first person notations of "we", "us" and "our") franchise pizza buffet, delivery/carry-out, express restaurants and ghost kitchens domestically and internationally under the trademark "Pizza Inn" and franchise domestic fast casual restaurants under the trademarks "Pie Five Pizza Company" or "Pie Five". The Company also licenses pizza kiosks under the "Pizza Inn" trademark. We facilitate the procurement and distribution of food, equipment and supplies to our domestic and international system of restaurants through agreements with third party distributors.

As of June 30, 2024, we had 126 franchised Pizza Inn restaurants, 20 franchised Pie Five Units, and three licensed Pizza Inn Express, or PIE, kiosks ("PIE Units"). The 102 domestic franchised Pizza Inn restaurants were comprised of 78 pizza buffet restaurants ("Buffet Units"), six delivery/carry-out restaurants ("Delco Units"), 17 express restaurants ("Express Units"), and one ghost kitchen ("Pizza Inn Ghost Kitchen Units"). As of June 30, 2024, there were 24 international franchised Pizza Inn restaurants. Domestic Pizza Inn restaurants and kiosks were located predominantly in the southern half of the United States, with Texas, North Carolina, Arkansas and Mississippi accounting for approximately 23%, 16%, 14% and 10%, respectively, of the total number of domestic units.

Principles of Consolidation:

The consolidated financial statements include the accounts of Rave Restaurant Group, Inc. and its subsidiaries, all of which are wholly owned. All appropriate inter-company balances and transactions have been eliminated.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short Term Investments:

The Company holds short term investments in treasury bills, classified as trading securities. Accordingly, interest income is recorded through the Consolidated Statements of Income, when earned. Management has elected to classify all treasury bills as short-term, regardless of their maturity dates, as these are readily available to fund current operations and can be liquidated at any time at the discretion of the Company. As of June 30, 2024 and June 25, 2023, the Company held treasury bills valued at $4.9 million and zero, respectively, which are included within short term investments on the accompanying Consolidated Balance Sheets. Interest income is reflected in the accompanying Consolidated Statements of Income and Cash Flows. For the years ended June 30, 2024 and June 25, 2023, interest income recognized on the treasury bills was $151 thousand and zero, respectively.

Fair Value Measurements:

Assets and liabilities carried at fair value are categorized based on the level of judgment associated with the inputs used to measure their fair value. Authoritative guidance for fair value measurements establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1:   Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2:   Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date for the duration of the instrument's anticipated life.

Level 3:   Inputs are unobservable and therefore reflect management's best estimate of the assumptions that market participants would use in pricing the asset or liability.

The fair value of the Company's investments in U.S. Treasury bills at June 30, 2024 and June 25, 2023, was determined using level 1 observable inputs. Management believes the carrying amounts of other financial instruments at June 30, 2024 and June 25, 2023, including cash, accounts receivable, accounts payable, and accrued expenses are representative of their fair values due to their short term maturities.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value at June 30, 2024:

Fair Value Measurements	Level 1	Level 2	Level 3	Total
U.S. Treasury bills	$ 4,944,929	$ —	$ —	$ 4,944,929
	$ 4,944,929	$ —	$ —	$ 4,944,929

The Company did not have any financial assts or liabilities at June 25, 2023 that were measured at fair value. The Company has no financial assets or liabilities classified within Level 3 of the valuation hierarchy.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. Balances in accounts are insured up to Federal Deposit Insurance Corporation ("FDIC") limits of $250 thousand per institution. At June 30, 2024 and June 25, 2023, the Company had cash and cash equivalent balances in excess of FDIC insurance coverage of approximately $2.4 million and $5.1 million, respectively. We do not believe we are exposed to any significant credit risk on cash and cash equivalents.

The Company invests in U.S. Treasury bills, which are considered short term investments. While U.S. Treasury bills are not insured by the FDIC, they are backed by the full faith and credit of the United States government. As a result, the Company believes the credit risk associated with these investments is minimal.

Notes receivable, which potentially subject the Company to concentrations of credit risk, consist primarily of promissory notes from franchise agreements and structured Company-financed sales of assets. At June 30, 2024 and June 25, 2023, and at various times during the fiscal years then ended, the Company had concentrations of credit risk with four franchisees on notes receivables with both short and long term maturities. As of June 30, 2024, the Company had one short term notes receivable and three long term notes receivable with four franchisees. The financed asset sales were executed with a weighted average interest rate of 4.8%. Principal payments are due monthly and mature from January 1, 2025 to January 1, 2027.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Repairs and maintenance are charged to operations as incurred while major renewals and betterments are capitalized. Upon the sale or disposition of any property or equipment, the asset and the related accumulated depreciation or amortization are removed from the accounts and the gain or loss is included in operations. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying asset and amortized over the estimated useful life of the asset.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the term of the lease including any reasonably assured renewal periods, if shorter. The useful lives of the assets range from three to ten years.

Impairment of Long-Lived Asset and other Lease Charges:

The Company reviews long-lived assets for impairment when events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use and eventual disposition of the assets compared to their carrying value. If impairment is indicated, the carrying value of an impaired asset is reduced to its fair value, based on discounted estimated future cash flows. The Company recognized, pre-tax, non-cash impairment charges of zero and $5 thousand during fiscal 2024 and 2023, respectively. The Company had $0.1 million and $0.2 million in sublease income during fiscal 2024 and 2023, respectively.

Accounts Receivable and Allowance for Credit Losses:

Accounts receivable consist primarily of receivables generated from franchise royalties and supplier concessions. The Company records an allowance for credit losses to allow for any amounts that may be unrecoverable based upon an analysis of the Company's prior collection experience, customer creditworthiness and current economic trends. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Finance charges may be accrued at a rate of 18% per year, or up to the maximum amount allowed by law, on past due receivables. The interest income recorded from finance charges is immaterial.

The Company monitors franchisee receivable balances and adjusts credit terms when necessary to minimize the Company's exposure to high risk accounts receivable. Provision for credit losses decreased by $4 thousand to $69 thousand in fiscal 2024 compared to $73 thousand in fiscal 2023 primarily related to collectability concerns on international accounts receivable.

Changes in the allowance for credit losses from continuing operations consisted of the following (in thousands):

	June 30, 2024	June 25, 2023
Beginning balance	$ 58	$ 27
Provision for credit losses	69	73
Amounts written off	(70)	(42)
Ending balance	$ 57	$ 58

Notes Receivable:

Notes receivable primarily consist of promissory notes arising from franchisee agreements and structured Company-financed sales of assets. The majority of amounts and terms are evidenced by formal promissory notes and personal guarantees. All notes allow for early payment without penalty. Fixed principal payments are due monthly. Notes receivable mature at various dates through 2027 and bore interest at a weighted average rate of 4.8% at June 30, 2024.

Notes receivable are reported at original issue amount less principal repaid, reduced by an allowance for credit losses. An allowance for expected credit losses is determined based on a specific assessment of all notes that are delinquent or determined to be doubtful to be collected. Notes are considered delinquent if the repayment terms are not met. All amounts deemed to be uncollectible are charged against the allowance for credit losses in the period that determination is made.

The allowance for credit losses for notes receivable incorporates an estimate of lifetime expected credit losses and is recorded on each note upon asset origination. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. As of June 30, 2024 and June 25, 2023, there were no modifications to notes receivable.

In evaluating the notes receivable, the Company determines that the notes are pooled based on historical collections and write-offs for purposes of determining its allowance for credit losses related to notes receivable. These notes have an amortized cost of approximately $147 thousand and $133 thousand at June 30, 2024 and June 25, 2023, respectively. Historical loss information for notes receivable at the Company shows a 0% loss rate over the contractual term.

As of June 30, 2024 and June 25, 2023, the Company has not recorded any allowance for credit losses related to the notes receivable balances. Additionally, as of June 30, 2024 and June 25, 2023, the Company did not have any notes receivable with past due or non-accrual status. The total amount of write-offs of notes receivable were zero for the fiscal years ended June 30, 2024 and June 25, 2023.

The expected principal collections on notes receivable for the next two years are as follows as of June 30, 2024 (in thousands):

	Notes Receivable
2025	$ 68
2026	79
	$ 147

Income Taxes:

Income taxes are accounted for using the asset and liability method pursuant to the authoritative guidance on ASC 740 *Accounting for Income Taxes*. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement and carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not.

The Company continually reviews the realizability of its deferred tax assets, including an analysis of factors such as future taxable income, reversal of existing taxable temporary differences, and tax planning strategies. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. Future sources of taxable income are also considered in determining the amount of any required valuation allowance.

There are no material uncertain tax positions. Management's position is that all relevant requirements are met and necessary returns have been filed, and therefore the tax positions taken on the tax returns would be sustained upon examination.

Under ASC 740, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. From time to time, the Company may be assessed interest and penalties by taxing authorities. In those cases, the charges are recorded as income tax expense, as incurred, in the Consolidated Statements of Income.

Revenue Recognition:

Revenue is measured based on consideration specified in contracts with customers and excludes incentives and amounts collected on behalf of third parties, primarily sales tax. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

The following describes principal activities, separated by major product or service, from which the Company generates its revenues:

Franchise Revenues

Franchise revenues consist of 1) franchise royalties, 2) supplier and distributor incentive revenues, 3) franchise license fees, 4) area development exclusivity fees and foreign master license fees, 5) advertising funds, and 6) supplier convention funds.

Franchise royalties, which are based on a percentage of franchise restaurant sales, are recognized as sales occur.

Supplier and distributor incentive revenues are recognized when title to the underlying commodities transfer.

Franchise license fees are typically billed upon execution of the franchise agreement and amortized over the term of the franchise agreement, which typically range from five to 20 years. Fees received for renewal periods are amortized over the life of the renewal period. In the event of a closed franchise or defaulted development agreement, the remaining balance of unamortized license fees will be recognized in entirety as of the date of the closure or default.

Area development exclusivity fees and foreign master license fees are typically billed upon execution of the area development and foreign master license agreements. Area development exclusivity fees are included in deferred revenue in the accompanying Consolidated Balance Sheets and allocated on a pro rata basis to all stores opened under that specific development agreement as the stores are opened. Area development exclusivity fees that include rights to sub-franchise are amortized as revenue over the term of the contract.

Advertising fund contributions for Pizza Inn and Pie Five units represent contributions collected where we have control over the activities of the fund. Contributions are based on a percentage of net retail sales. We have determined that we are the principal in these arrangements, and advertising fund contributions and expenditures are, therefore, reported on a gross basis in the Consolidated Statements of Income. In general, we expect such advertising fund contributions and expenditures to be largely offsetting and, therefore, do not expect a significant impact on our reported income before income taxes. Our obligation related to these funds is to develop and conduct advertising activities. Pizza Inn and Pie Five marketing fund contributions are billed and collected weekly or monthly.

Supplier convention funds are deferred until the obligations of the agreement are met and the event takes place.

Rental income is income from our subleasing of some of our restaurant space to third parties.

Total revenues consist of the following (in thousands):

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
Franchise royalties	$ 4,844	$ 4,978
Supplier and distributor incentive revenues	4,833	4,418
Franchise license fees	281	152
Area development exclusivity fees and foreign master license fees	15	18
Advertising funds contributions	1,814	1,943
Supplier convention funds	217	172
Rental income	131	186
Other	15	22
	$ 12,150	$ 11,889

The opening balance of accounts receivable on June 26, 2022 was $2.0 million. The opening balance of deferred revenues on June 26, 2022 was $1.3 million. Revenue recognized in fiscal 2024 that was in the deferred revenue balance at June 25, 2023 was $0.5 million.

Stock-Based Compensation:

The Company accounts for stock options using the fair value recognition provisions of the authoritative guidance on stock-based payments. The Company uses the Black-Scholes formula to estimate the value of stock-based compensation for options granted to employees and directors and expects to continue to use this acceptable option valuation model in the future. The authoritative guidance also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow.

RSUs represent the right to receive shares of common stock upon the satisfaction of vesting requirements, performance criteria and other terms and conditions. Compensation cost for RSUs is measured as an amount equal to the fair value of the RSUs on the date of grant and is expensed over the vesting period if achievement of the performance criteria is deemed probable, with the amount of the expense recognized based on the best estimate of the ultimate achievement level.

Fair Value of Financial Instruments:

The carrying amounts of accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

Contingencies:

Provisions for legal settlements are accrued when payment is considered probable and the amount of loss is reasonably estimable in accordance with the authoritative guidance on ASC 450 *Accounting for Contingencies*. If the best estimate of cost can only be identified within a range and no specific amount within that range can be determined more likely than any other amount within the range, and the loss is considered probable, the minimum of the range is accrued. Legal and related professional services costs to defend litigation are expensed as incurred.

Use of Management Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other various assumptions that it believes are reasonable under the circumstances. Estimates and assumptions are reviewed periodically. Actual results could differ materially from estimates.

The Company's fiscal year ends on the last Sunday in June. The fiscal year ended June 30, 2024 contained 53 weeks and the fiscal year ended June 25, 2023 contained 52 weeks.

Recently Adopted Accounting Guidance:

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" or "standard") 2016-13, *Financial Instruments - Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*. Subsequently, the FASB issued several clarifying standard updates to clarify and improve the ASU. These ASUs significantly change how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model that will be based on an estimate of current expected credit loss ("CECL"). Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in Topic 326 were trade accounts receivable and notes receivable.

The Company adopted the standard effective June 26, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new and enhanced disclosures only.

NOTE B – PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS:

Property and equipment consist of the following (in thousands):

	Estimated Useful Lives	June 30 2024	June 25, 2023
Equipment, furniture and fixtures	3 - 7 yrs	$ 1,173	$ 1,114
Leasehold improvements	10 yrs or lease term, if shorter	472	472
		1,645	1,586
Less: accumulated depreciation/amortization		(1,463)	(1,328)
		$ 182	$ 258

Depreciation and amortization expense for property and equipment was approximately $135 thousand and $141 thousand for the fiscal years ended June 30, 2024 and June 25, 2023, respectively.

Intangible assets consist of the following (in thousands):

	Estimated Useful Lives	June 30, 2024			June 25, 2023		
		Acquisition Cost	Accumulated Amortization	Net Value	Acquisition Cost	Accumulated Amortization	Net Value
Trademarks and tradenames	10 years	$ 278	$ (258)	$ 20	$ 278	$ (248)	$ 30
Name change	15 years	70	(44)	26	70	(39)	31
Prototypes	5 years	347	(141)	206	339	(72)	267
		$ 695	$ (443)	$ 252	$ 687	$ (359)	$ 328

Amortization expense for intangible assets was approximately $84 thousand and $73 thousand for the fiscal years ended June 30, 2024 and June 25, 2023, respectively.

NOTE C - ACCRUED EXPENSES:

Accrued expenses consist of the following (in thousands):

	June 30, 2024		June 25, 2023	
Compensation	$	771	$	776
Professional fees		127		93
Other		17		21
	$	915	$	890

NOTE D - EMPLOYEE RETENTION CREDIT:

On December 27, 2020, the Consolidated Appropriations Act of 2021 (the "CAA") was signed into law. The CAA expanded eligibility for an employee retention credit for companies impacted by the COVID-19 pandemic with fewer than five hundred employees and at least a twenty percent decline in gross receipts compared to the same quarter in 2019, to encourage retention of employees. This payroll tax credit was a refundable tax credit against certain federal employment taxes. For the fiscal year ended June 26, 2022, the Company recorded $0.7 million of other income for the employee retention credit. As of June 30, 2024, $0.6 million has been received and $0.1 million is still outstanding and included within accounts receivable on the accompanying Consolidated Balance Sheets.

NOTE E - INCOME TAXES:

Provision for income taxes from continuing operations consists of the following (in thousands):

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
Current - Federal	$ —	$ —
Current - State	(33)	(107)
Deferred - Federal	(530)	(394)
Deferred - State	(56)	(36)
Provision for income taxes	$ (619)	$ (537)

The effective income tax rate varied from the statutory rate for the fiscal years ended June 30, 2024 and June 25, 2023 as reflected below (in thousands):

	June 30, 2024	June 25, 2023
Federal income taxes based on a statutory rate of 21%	$ (649)	$ (452)
State income taxes (net of federal benefit)	(82)	(119)
Permanent adjustments	128	(7)
Return to provision	(16)	49
Other	—	(8)
Provision for income taxes	$ (619)	$ (537)

The tax effects of temporary differences that give rise to the net deferred tax assets consisted of the following (in thousands):

	June 30, 2024	June 25, 2023
Allowance for bad debt	$ 13	$ 13
Deferred fees	58	49
Other reserves and accruals	475	619
Operating lease liabilities	222	330
Credit carryforwards	156	156
Net operating loss carryforwards	4,057	4,521
Total deferred tax assets	$ 4,981	$ 5,688
Right-of-use asset	(190)	(285)
Other deferred tax liabilities	(35)	(61)
Total deferred tax liabilities	$ (225)	$ (346)
Net deferred tax asset	$ 4,756	$ 5,342

The Company utilized net operating losses to offset federal taxes. At the end of tax year June 30, 2024, the Company had federal net operating loss carryforwards totaling $18.9 million that are available to reduce future taxable income and will begin to expire in 2035. Under the Tax Cuts and Jobs Act, approximately $1.3 million of the loss carryforwards are limited to 80% and do not expire. Tax years that remain subject to examination by the IRS are the years ended June 28, 2021 through June 25, 2023. Tax years that remain subject to examination by state authorities are the years ended June 30, 2020 through June 25, 2023.

The Company continually reviews the realizability of its deferred tax assets, including an analysis of factors such as future taxable income, reversal of existing taxable temporary differences, and tax planning strategies. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. Future sources of taxable income are also considered in determining the amount of any required valuation allowance. As of June 30, 2024 and June 25, 2023, the Company determined that no valuation allowance was necessary.

There are no material uncertain tax positions. Management's position is that all relevant requirements are met and necessary returns have been filed, and therefore the tax positions taken on the tax returns would be sustained upon examination.

NOTE F - LEASES:

The Company leases its 19,576 square foot corporate office facility with average annual lease payments of approximately $18.00 per square foot. This lease began on January 2, 2017 and has a ten-year term. The Company amended its lease agreement in June 2020 and has elected to defer one-half of the monthly base rent for the period from June 2020 through May 2021.

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent that it can be determined that an arrangement represents a lease, it is classified as either an operating lease or a finance lease. The Company does not currently have any finance leases. The Company capitalizes operating leases on the Consolidated Balance Sheets through a right of use asset and a corresponding lease liability. Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Short-term leases that have an initial term of one year or less are not capitalized. The Company does not presently have any short-term leases.

Operating lease right of use assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. In addition to the present value of lease payments, the operating lease right of use asset also includes any lease payments made to the lessor prior to lease commencement less any lease incentives and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Nature of Leases

The Company leases certain office space, restaurant space, and information technology equipment under non-cancelable leases to support its operations. A more detailed description of significant lease types is included below.

Office Agreements

The Company rents office space from third parties for its corporate location. Office agreements are typically structured with non-cancelable terms of one to 10 years. The Company has concluded that its office agreements represent operating leases with a lease term that equals the primary non-cancelable contract term. Upon completion of the primary term, both parties have substantive rights to terminate the lease. As a result, enforceable rights and obligations do not exist under the rental agreements subsequent to the primary term.

Restaurant Space Agreements

The Company subleases some of its restaurant space to a third party. The Company's sublease has terms that end in 2025. The sublease agreement is noncancelable through the end of the term and both parties have substantive rights to terminate the lease when the term is complete. Sublease agreements are not capitalized and are recorded as rental income in the period that rent is received.

Information Technology Equipment

The Company rents information technology equipment, primarily printers and copiers, from a third party for its corporate office location. Information technology equipment agreements are typically structured with non-cancelable terms of one to five years. The Company has concluded that its information technology equipment commitments are operating leases.

Discount Rate

Leases typically do not provide an implicit interest rate. Accordingly, the Company is required to use its incremental borrowing rate in determining the present value of lease payments based on the information available at the lease commencement date. The Company's incremental borrowing rate reflects the estimated rate of interest that it would pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. The Company uses the implicit rate in the limited circumstances in which that rate is readily determinable.

Lease Guarantees

The Company has guaranteed the financial responsibilities of certain franchised store leases. These guaranteed leases are not considered operating leases because the Company does not have the right to control the underlying asset. If the franchisee abandons the lease and fails to meet the lease's financial obligations, the lessor may assign the lease to the Company for the remainder of the term. If the Company does not expect to assign the abandoned lease to a new franchisee within 12 months, the lease will be considered an operating lease and a right-of-use asset, and lease liability will be recognized.

Future minimum rental payments for guaranteed leases with initial or remaining terms of one year or more at June 30, 2024 were as follows (in thousands):

	Guaranteed Leases
2025	$ 252
2026	108
2027	87
2028	87
	$ 534

Practical Expedients and Accounting Policy Elections

Certain lease agreements include lease and non-lease components. For all existing asset classes with multiple component types, the Company has utilized the practical expedient that exempts it from separating lease components from non-lease components. Accordingly, the Company accounts for the lease and non-lease components in an arrangement as a single lease component.

In addition, for all existing asset classes, the Company has made an accounting policy election not to apply the lease recognition requirements to short-term leases (that is, a lease that, at commencement, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise). Accordingly, we recognize lease payments related to our short-term leases in our income statements on a straight-line basis over the lease term which has not changed from our prior recognition. To the extent that there are variable lease payments, we recognize those payments in our income statements in the period in which the obligation for those payments is incurred.

The components of total lease expense for the fiscal years ended June 30, 2024 and June 25, 2023, where operating lease cost is included in general and administrative expense and sublease income is included in revenues in the accompanying Consolidated Statements of Income, are as follows (in thousands):

	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 25, 2023
Operating lease cost	$ 447	$ 494
Sublease income	(131)	(186)
Total lease expense, net of sublease income	$ 316	$ 308

Supplemental cash flow information related to operating leases is included in the table below (in thousands):

	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 25, 2023
Cash paid for amounts included in the measurement of lease liabilities	$ 511	$ 558

Weighted average remaining lease term and weighted average discount rate for operating leases are as follows:

	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 25, 2023
Weighted average remaining lease term	1.5 Years	2.1 Years
Weighted average discount rate	4.0%	4.0%

Operating lease liabilities with enforceable contract terms that are greater than one year mature as follows (in thousands):

	Operating Leases
2025	$ 433
2026	382
2027	191
Total operating lease payments	$ 1,006
Less: imputed interest	$ (49)
Total operating lease liability	$ 957

Premises previously occupied by Company-owned restaurants were leased for initial terms of five to ten years, and each has multiple renewal terms. Certain lease agreements contain either a provision requiring additional rent if sales exceed specified amounts or an escalation clause based upon a predetermined multiple.

Future minimum sublease rental income under active non-cancelable leases with initial or remaining terms of one year or more at June 30, 2024 were as follows (in thousands):

	Sublease Rental Income
2025	$ 53
	$ 53

NOTE G - EMPLOYEE BENEFITS:

The Company has a tax advantaged savings plan that is designed to meet the requirements of Section 401(k) of the Internal Revenue Code (the "Code"). Employees who have completed three months of service and are at least 21 years of age are eligible to participate in the plan. The plan provides that participating employees may elect to have between 1% and 100% of their compensation deferred and contributed to the plan subject to certain IRS limitations. The Company has a discretionary matching contribution. Separate accounts are maintained with respect to contributions made on behalf of each participating employee. Employer matching contributions and earnings thereon are invested in the same investments as each participant's employee deferral. The plan is subject to the provisions of the Employee Retirement Income Security Act, as amended, and is a profit-sharing plan as defined in Section 401(k) of the Code.

For the fiscal years ended June 30, 2024 and June 25, 2023, total matching contributions to the tax advantaged savings plan by the Company on behalf of participating employees were approximately $21 thousand and $24 thousand, respectively.

NOTE H - STOCK-BASED COMPENSATION PLANS:

In June 2005, the 2005 Employee Incentive Stock Option Award Plan (the "2005 Employee Plan") was approved by the Company's shareholders with a plan effective date of June 23, 2005. Under the 2005 Employee Plan, officers and employees of the Company were eligible to receive options to purchase shares of the Company's common stock. Options were granted at market value of the stock on the date of grant, were subject to various vesting and exercise periods as determined by the Compensation Committee of the board of directors and could be designated as non-qualified or incentive stock options. A total of 1,000,000 shares of common stock were authorized for issuance under the 2005 Employee Plan. The 2005 Employee Plan expired by its terms on June 23, 2015.

The shareholders also approved the 2005 Non-Employee Directors Stock Award Plan (the "2005 Directors Plan") in June 2005, to be effective as of June 23, 2005. Directors not employed by the Company were eligible to receive stock options under the 2005 Directors Plan. Options for common stock equal to twice the number of shares of common stock acquired during the previous fiscal year, up to 40,000 shares per year, were automatically granted to each non-employee director on the first day of each fiscal year. Options were granted at market value of the stock on the first day of each fiscal year, with vesting periods beginning at a minimum of six months and with exercise periods up to ten years. A total of 650,000 shares of Company common stock were authorized for issuance pursuant to the 2005 Directors Plan. The 2005 Directors Plan expired by its terms on June 23, 2015.

The 2015 Long Term Incentive Plan (the "2015 LTIP") was approved by the Company's shareholders on November 18, 2014 and became effective June 1, 2015. Officers, employees and non-employee directors of the Company are eligible to receive awards under the 2015 LTIP. A total of 3,000,000 shares of common stock are authorized for issuance under the 2015 LTIP. Awards authorized under the 2015 LTIP include incentive stock options, non-qualified stock options, restricted shares, restricted stock units and rights (either with or without accompanying options). The 2015 LTIP provides for options to be granted at market value of the stock on the date of grant and have exercise periods determined by the Compensation Committee of the board of directors. The Compensation Committee may also determine the vesting periods, performance criteria and other terms and conditions of all awards under the 2015 LTIP. The Compensation Committee has adopted resolutions under the 2015 LTIP automatically granting to each non-employee director on the first day of each fiscal year options to purchase twice the number of shares of common stock acquired during the previous fiscal year, up to a maximum of 40,000 shares. Such options are exercisable at the market value of the stock on the first day of the fiscal year, vest six months from the date of grant and expire 10 years from the date of grant.

Stock-based compensation expense is included in general and administrative expense in the accompanying Consolidated Statements of Income.

Stock Options:

A summary of stock option transactions under all of the Company's stock option plans and information about fixed-price stock options is as follows:

	Fiscal Year Ended		Fiscal Year Ended	
	June 30, 2024	June 25, 2023	June 30, 2024	June 25, 2023
			Weighted-Average Exercise Price	Weighted-Average Exercise Price
	Shares	Shares		
Outstanding at beginning of year	151,750	111,750	$ 5.19	$ 6.67
Granted	—	40,000	—	1.06
Exercised	—	—	—	—
Forfeited/Canceled/Expired	(37,464)	—	(6.12)	—
Outstanding at end of year	114,286	151,750	$ 4.89	$ 5.19
Exercisable at end of year	114,286	111,750	$ 4.89	$ 6.67

The intrinsic value of options outstanding at June 30, 2024 was $37 thousand.

The following table provides information on options outstanding and options exercisable as of June 30, 2024:

| | Options Outstanding | | | Options Exercisable | |
Range of Exercise Prices	Options Outstanding at June 30, 2024	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares Exercisable at June 30, 2024	Weighted-Average Exercise Price
$1.00 - 1.90	40,000	7.99	$ 1.06	40,000	$ 1.06
$3.31 - 3.95	50,000	1.99	$ 3.95	50,000	$ 3.95
$6.26 - 13.11	24,286	1.01	$ 13.11	24,286	$ 13.11
	114,286	3.88	$ 4.89	114,286	$ 4.89

The following assumptions were used to estimate the fair value of stock options for the years ended:

	June 30, 2024	June 25, 2023
Fair value of awards	$ —	$ 1.06
Risk-free interest rate	0.0%	2.9%
Dividend yield	$ —	$ —
Volatility factor	0.0%	79.6%
Expected life	0.0 Years	5.5 Years

We determine fair value following the authoritative guidance as follows:

Valuation and Amortization Method. We estimate the fair value of share-based awards granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

Expected Life. The expected life of awards granted represents the period of time that they are expected to be outstanding. Unless a life is specifically stated, we determine the expected life using the "simplified method" in accordance with Staff Accounting Bulletin No. 110 since we do not have sufficient historical share option exercise experience.

Expected Volatility. Using the Black-Scholes option valuation model, we estimate the volatility of our common stock at the date of grant based on the historical volatility of our common stock.

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield. We have not paid any cash dividends on our common stock in the last ten years and we do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model.

Expected Forfeitures. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest.

No stock compensation expense related to stock options was recognized in fiscal 2024. $15 thousand of stock compensation expense related to stock options was recognized in fiscal 2023. There were no stock options that were unvested at June 30, 2024. 40,000 of the stock options vested on June 27, 2023 and, therefore, there was zero unamortized stock compensation expense at June 30, 2024.

Restricted Stock Units:

Restricted stock units awarded under the 2015 LTIP represent the right to receive shares of common stock upon the satisfaction of vesting requirements, performance criteria and other terms and conditions. During fiscal 2024 and 2023, 131,460 and zero performance-based RSUs, respectively, were granted to certain employees. For the years ended June 30, 2024 and June 25, 2023, the Company had stock compensation expense of $149 thousand and $329 thousand, respectively, related to RSUs. As of June 30, 2024, there was $145 thousand, $91 thousand and $27 thousand unamortized stock compensation expense related to RSUs, which should be recognized during fiscal years 2025, 2026 and 2027, respectively.

The restricted stock units granted to each recipient are allocated among performance criteria pertaining to various aspects of the Company's business, as well as its overall operations, measured based on the second fiscal year following the date of grant. Achievement of the various performance criteria entitles the recipient to receive shares of common stock in amounts ranging from 50% to 150% of the number of restricted stock units granted. Grantees of restricted stock units do not have any rights of a stockholder, and do not participate in any distributions on our common stock, until the award fully vests upon satisfaction of the vesting schedule, performance criteria and other conditions set forth in their award agreement. Contingent unvested restricted stock units are considered participating securities under ASC 260, "*Earnings Per Share*," and are included in the calculation of diluted earnings per share at the beginning of the most recent quarterly period when the performance targets and vesting are probable to be met.

Compensation cost is measured as an amount equal to the fair value of the restricted stock units on the date of grant and is expensed over the vesting period if achievement of the performance criteria is deemed probable, with the amount of the expense recognized based on the best estimate of the ultimate achievement level.

A summary of the status of restricted stock units as of June 30, 2024 and June 25, 2023, and changes during the fiscal years then ended is presented below:

	June 30, 2024	June 25, 2023
Unvested at beginning of year	885,687	885,687
Performance adjustment	(58,035)	—
Granted during the year	131,460	—
Vested during the year	(588,589)	—
Forfeited during the year	(101,460)	—
Unvested at end of year	269,063	885,687

NOTE I - COMMITMENTS AND CONTINGENCIES:

The Company is subject to various claims and contingencies related to employment agreements, franchise disputes, lawsuits, taxes, food product purchase contracts and other matters arising out of the normal course of business. Management believes that any such claims and actions currently pending are either covered by insurance or would not have a material adverse effect on the Company's annual results of operations or financial condition if decided in a manner that is unfavorable to the Company.

NOTE J - EARNINGS PER SHARE:

The Company computes and presents earnings per share ("EPS") in accordance with ASC 260 *Earnings Per Share*. Basic EPS excludes the effect of potentially dilutive securities while diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, converted or resulted in the issuance of common stock that then shared in the earnings of the Company.

The following table shows the reconciliation of the numerator and denominator of the basic EPS calculation to the numerator and denominator of the diluted EPS calculation (in thousands, except per share amounts):

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
Net income available to common shareholders	$ 2,473	$ 1,613
Adjusted net income	$ 2,473	$ 1,613
BASIC:		
Weighted average common shares	14,446	15,323
Net income per common share	$ 0.17	$ 0.11
DILUTED:		
Weighted average common shares	14,446	15,323
Dilutive stock options and restricted stock units	184	588
Weighted average common shares outstanding	14,630	15,911
Net income per common share	$ 0.17	$ 0.10

We had 94,769 and 151,750 shares of common stock potentially issuable upon exercise of employee stock options for years ended June 30, 2024 and June 25, 2023, respectively, which were excluded from the weighted average number of shares outstanding on a diluted basis because they had an intrinsic value of zero. These options expire at varying times from fiscal 2025 through fiscal 2032. We had 105,000 and 271,825 restricted stock units for years ended June 30, 2024 and June 25, 2023, respectively, which were excluded from the weighted average number of shares outstanding on a diluted basis because the performance criteria had not been met and vesting was not probable.

NOTE K - SEGMENT REPORTING:

The Company has three reportable operating segments as determined by management using the "management approach" as defined by ASC 280 *Disclosures about Segments of an Enterprise and Related Information*: (1) Pizza Inn Franchising, (2) Pie Five Franchising and (3) Corporate administration and other. These segments are a result of differences in the nature of the products and services sold. Corporate administration costs, which include, but are not limited to, general accounting, human resources, legal and credit and collections, are partially allocated to the three operating segments.

The Pizza Inn and Pie Five Franchising segments establish franchisees, licensees and territorial rights. Revenue for these segments are derived from franchise royalties, franchise fees, sale of area development and foreign master license rights and incentive payments from third party suppliers and distributors. Assets for these segments include equipment, furniture and fixtures.

Corporate administration and other assets primarily include cash and short term investments, as well as furniture and fixtures located at the corporate office and trademarks and other intangible assets. All assets are located within the United States.

Summarized in the following tables are net operating revenues, depreciation and amortization expense, and income before taxes for the Company's reportable segments as of and for the fiscal years ended June 30, 2024 and June 25, 2023 (in thousands):

	Fiscal Year Ended	
	June 30, 2024	June 25, 2023
Net sales and operating revenues:		
Pizza Inn Franchising	$ 10,295	$ 9,810
Pie Five Franchising	1,724	1,893
Corporate administration and other	131	186
Consolidated revenues	$ 12,150	$ 11,889
Depreciation and amortization:		
Corporate administration and other	$ 219	$ 214
Depreciation and amortization	$ 219	$ 214
Income before taxes:		
Pizza Inn Franchising	$ 7,310	$ 6,751
Pie Five Franchising	1,053	996
Combined	8,363	7,747
Corporate administration and other	(5,271)	(5,597)
Income before taxes	$ 3,092	$ 2,150

The following table provides information on our foreign and domestic revenues:

Geographic information (revenues):		
United States	$ 11,940	$ 11,627
Foreign countries	210	262
Consolidated revenues	$ 12,150	$ 11,889

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE INFORMATION

OFFICERS

Brandon Solano
President/Chief Executive Officer/Secretary

Jay Rooney
Chief Financial Officer

DIRECTORS

Mark E. Schwarz
Chairman of the Board
Chairman and Chief Executive Officer
of Newcastle Capital Management, L.P.

Robert B. Page
Restaurant Consultant
Former Chief Executive Officer of
Backyard Burgers, Inc.

William C. Hammett, Jr.
Former Chief Executive Officer of
iH3, LLC

Clinton J. Coleman
Chairman and Chief Executive Officer of
Novo Labs, Inc.

LOCATIONS

CORPORATE OFFICE
RAVE Restaurant Group, Inc.
3551 Plano Parkway
The Colony, TX 75056
(469) 384-5000
Internet: http://www.raverg.com

DOMESTIC

Arkansas	Missouri	Oregon
Georgia	Mississippi	South Carolina
Illinois	North Carolina	Tennessee
Kentucky	New Mexico	Texas
Louisiana	Oklahoma	Virginia

**STOCK EXCHANGE
AND TRADING SYMBOL**
RAVE Restaurant Group, Inc. common
stock is traded on
the NASDAQ Market System under
the symbol "RAVE".

INTERNATIONAL
Honduras
Iraq
Kuwait
New Zealand
Oman
Saudi Arabia
United Arab Emirates

STOCK TRANSFER AGENT
Securities Transfer Corporation
2901 N Dallas Parkway, Suite 380
Plano, TX 75093

INVESTOR INFORMATION
For further information about the company's common stock, please
write to the Investor Relations Department at the company's corporate office.

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Whitley Penn LLP
Plano, TX

OUTSIDE LEGAL COUNSEL
Faust Law Group
Dallas, TX